EXHIBIT 11
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
Barrick Gold Corporation (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2006 (the “Report”).
I, Gregory C. Wilkins, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:
a)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

b)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: April 2, 2007
      /s/ GREGORY C. WILKINS
Name: Gregory C. Wilkins
Title: President and Chief Executive Officer